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                             September 22, 2022

       John J. Harrington
       Partner
       Baker & Hostetler LLP
       Key Tower, 127 Public Square
       Suite 200
       Cleveland, OH 44114

                                                        Re: AIM ImmunoTech Inc.
                                                            Preliminary Proxy
Statement filed by Jonathan Jorgl et al.
                                                            Filed September 15,
2022
                                                            File No. 001-27072

       Dear Mr. Harrington:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as the preliminary proxy statement, unless otherwise indicated.

       PREC14A filed September 15, 2022

       Cover Page

   1.                                                   The cover page of
Schedule 14A discloses that the proxy statement is being filed by
                                                        Jonathan Thomas Jorgl,
Robert L. Chioini and Michael Rice. Please revise the cover page above the heading "Name
of Person(s) Filing Proxy Statement, if other than the
                                                        Registrant" to indicate
that the solicitation is also being made by the other participants identified within your
proxy statement, including Michael Xirinachs, Paul Tusa, River
                                                        Rock Advisors LLC, and
Looking Glass Capital Consultants Inc.
       Letter to AIM Stockholders, page 2

   2. Refer to the second paragraph in the letter to AIM stockholders. The disclosure is
 John J. Harrington
FirstName  LastNameJohn
Baker & Hostetler  LLP J. Harrington
Comapany 22,
September  NameBaker
               2022    & Hostetler LLP
September
Page 2     22, 2022 Page 2
FirstName LastName
         confusing and appears to indicate that Mr. Jorgl is a nominee. In addition, it does not make clear that there are other participants in this solicitation besides Mr. Jorgl, Mr. Rice and Mr. Chioini. Please revise.
General

3. We note the DFAN14A's filed on July 21, 2022 and August 16, 2022 did not identify all of the participants in this solicitation, as required by Rule 14a-12(a)(1). Under Instruction
         3(a)(iv) of Item 4 of Schedule 14A the term "participant" includes "any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants." Written communications furnished before a proxy statement is filed violate Rule 14a-3(a) unless made in reliance in Rule 14a-12. See Rule 14a-6(o). Please advise.
4. Please disclose what will happen to proxies granted to you if the Delaware Chancery
         Court rules in the Company's favor and determines that your nominations are invalid.
         Your revised disclosure should address the impact on votes for your own nominees, as well as votes for the Company's nominees made on your proxy card.
5. Fill in the blanks throughout the proxy statement and revise to reflect the fact that the
         Company has now filed a definitive proxy statement. Information that is subject to change may be bracketed.
6. Where you reference the Company's nominees included on your proxy card, include disclosure that information about those nominees may be located, free of charge, on the
         Commission's website. See Item 7(f) of Schedule 14A.
7. All statement of belief or opinion must be clearly characterized as such and should not be presented as facts. Please revise the proxy statement generally to make clear when you are expressing an opinion. See for example, multiple statements in the Background section, including the following:

         - "And, Mr. Jorgl's 13-page notice included all of the required information under the
         Bylaws, without omission.

         - "The allegations in the Florida Section 13(d) Action are entirely without merit as it relates to the members of the ASFV Committee."

         - "On July 21, 2022, the ASFV Committee issued a press release to clear the record that the nominations were valid and demonstrate that the Board's actions were desperate attempts to stifle basic stockholder rights and to entrench the incumbent directors."
8. Where you reference declines in the Company's stock price, please include relevant dates.
         See for example, the disclosure in first paragraph of the Reasons for the Solicitation section.
9. Where you make factual assertions such as regarding the Company's performance and
 John J. Harrington
Baker & Hostetler LLP
September 22, 2022
Page 3
         results of prior shareholder votes, revise to include by footnote the source of such information.
10. Prominently disclose what will happen if a proxy is voted for less than three directors.
         See Rule 14a-19(e)(7).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameJohn J. Harrington                           Sincerely,
Comapany NameBaker & Hostetler LLP
                                                               Division of
Corporation Finance
September 22, 2022 Page 3                                      Office of
Mergers & Acquisitions
FirstName LastName